Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	1999	1998	1997

Net income	$23,528	$13,941	$19,123

Shares:
Weighted average number of shares
of common stock outstanding	25,235	27,002	27,000

Shares assumed issued
(less shares assumed purchased
for treasury) on stock options	145	184	105

Outstanding shares for diluted
earnings per share calculation	25,380	27,186	27,105

Earnings per common share:
Basic	$0.93	$0.52	$0.71
Diluted	$0.93	$0.51	$0.71